                                                                    EXHIBIT 99.1
                   FACTORS AFFECTING FUTURE FINANCIAL RESULTS

     This Form 10-Q, our Annual Report to Shareholders, any Form 10-K, Form 10-Q or Form 8-K or any other written or oral statements made by or on our behalf include forward-looking statements that reflect our current views with respect to future events and financial performance. The forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or anticipated results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The following factors could cause our actual results to differ materially from historical results or anticipated results:

Risks That Relate to Our Financial Results and Our Lack of Experience in Managing a Public Company

     There will not be a consistent pattern in our financial results from quarter to quarter, which may result in increased volatility of our stock price.

     We are a professional services organization. A major portion of our revenues is based on the number of hours billed by our professionals and their hourly billing rates. Companies like ours experience variations in profits during the year. There are many reasons for these variations, but they can generally be attributed to the fact that our business is dependent on the decisions and actions of our clients. For example, a client could delay or cancel a project because the client's business is experiencing financial problems. When this happens, it could reduce, eliminate or delay our expected revenues, and we could lose the money that we have spent to obtain or staff the project. Also, the mix of client projects, the personnel required and their billing rates will affect results in our business in a meaningful way. Typically, client service hours are adversely affected during the first half of our fiscal year due to the large number of vacation days and holidays during this period. The demand for our services is also significantly affected by general domestic and international economic and political conditions. When economic activity slows down, as is currently the case in the United States, our clients are more likely to decrease their technology budgets and to delay or cancel consulting contracts. In addition, when e-commerce companies face eroding revenues and funding difficulties, they may reduce their spending on consulting services. While our revenues thus may be adversely affected by an economic downturn, our costs (especially staffing costs) may not decrease as quickly. As a public company, our quarterly financial results will become more important than they were when our business was a part of KPMG LLP. We may not be successful in our efforts to help investors understand the reasons for fluctuations, especially in the face of a broad-based, general economic slowdown. This could lead to large movements in our stock price, both up and down. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K for the fiscal year ended June 30, 2001 and our Form 10-Qs for the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002.

     The historical and pro forma financial information in our Form 10-K for periods prior to our Initial Public Offering may not enable you to predict our company's costs of operations.

     The historical financial information in our Form 10-K for the fiscal year ended June 30, 2001 (referred to below as "Form 10-K") does not reflect the added costs we expect to incur as a separate public company or the resulting changes that will occur in our capital structure and operations. Because we have been a part of KPMG LLP, we have been able to use money generated or borrowed by KPMG LLP to fund our activities instead of having to sell stock or incur indebtedness from commercial lenders or public debt holders. It could be more expensive for us in the future to acquire equity capital for our business, or to borrow money from unaffiliated lenders than it has been to use funds advanced to us by KPMG LLP. In addition, since we operated as part of the KPMG LLP partnership until January 31, 2000, our business paid no taxes on profits and no salaries were paid to the consulting partners who became our employees after the separation. Therefore, in preparing our pro forma financial information we deducted and charged to earnings the estimated income taxes based on an estimated tax rate, which may be different from our actual tax rate in the future, and the estimated salaries for the consulting partners of KPMG LLP who became our employees after the separation. Included in our expenses are allocations of certain costs incurred by KPMG LLP on behalf of our business. These services could be either more or less expensive in the future than is shown in our financial statements and pro forma financial information. Equally important, we cannot assure you that the estimates we used in our financial statements and pro forma financial information will be similar to our actual experience as an independent company. For more detailed information on the transition services agreement, see "Transactions with Related Parties - KPMG LLP" in the Notes to Financial Statements in our Form 10-K for the fiscal year ended June 30, 2001 and "Liquidity and Capital Resources" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-Q for the quarter ended December 31, 2001. For more information on our historical financial statements and pro forma financial information, see our pro forma, combined and consolidated financial statements and related footnotes in our Form 10-K for the fiscal year ended June 30, 2001 and our Form 10-Qs for the quarters ended September 30, 2001, December 31, 2001, and March 31, 2002.

         We may not be able to finance future needs or adapt our business plan to changes in economic or business conditions because of restrictions imposed on us by our credit facilities and the instruments governing our other indebtedness.

         Our credit facilities and the receivables facility contain a number of significant covenants that, among other things, will restrict our ability to dispose of assets, incur additional indebtedness, incur liens on property or assets, repay other indebtedness, pay dividends, enter into certain investments, transactions or capital expenditures, repurchase or redeem capital stock, engage in mergers, acquisitions or consolidations, or engage in certain transactions with affiliates and otherwise restrict corporate activities. Such restrictions could adversely affect our ability to operate our business, finance our future operations or capital needs or engage in or take advantage of other business activities or opportunities that may be in our interest or arise. In addition, our credit facilities and the receivables facility also require us to maintain specified financial ratios and tests, including certain net worth, leverage ratios, fixed charge coverage ratio, certain net income ratios, and certain debt-to-debt plus net worth ratios. Other agreements governing our indebtedness may also contain such affirmative and negative covenants and financial ratios and tests. Our ability to comply with such covenants, ratios and tests may be affected by events beyond our control.

         A breach of any of these covenants or inability to comply with the required financial ratios and tests could result in a default under the credit facilities, the receivable facility and other agreements, as applicable. In the event of any such default, the lenders under these facilities could elect to declare all borrowings outstanding under these facilities, together with accrued interest and other fees, to be due and payable. In addition, any default under these facilities or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. Our credit facilities and receivable facility contain cross-default provisions to other debt. If we were unable to repay any such borrowings when due, the lenders could proceed against their collateral. If the indebtedness under these facilities were to be accelerated, our assets may not be sufficient to repay amounts due on other debt securities, if any, then outstanding.

         We do not have experience in managing a public company.

         Our management team has historically operated our business as a part of KPMG LLP, which is a privately owned limited liability partnership. Most of the individuals who now constitute our management were partners of KPMG LLP for many years and have never had responsibility for managing a separate, publicly traded company. For more information about our executive officers and directors, see "Executive Officers of the Company" in our Form 10-K for the fiscal year ended June 30, 2001 and "Election of Directors and Related Matters" in our Proxy Statement for our 2001 Annual Meeting of Stockholders.

         Our profitability will suffer if we are not able to maintain our prices and utilization rates and control our costs.

         Our profit margin, and therefore our profitability, is largely a function of the rates we are able to charge for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our professionals, we will not be able to sustain our profit margin and our profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

         - our clients' perception of our ability to add value through our services;

         -       competition;

         - introduction of new services or products by us or our competitors;

         -       pricing policies of our competitors; and

         -       general economic conditions.

Our utilization rates are also affected by a number of factors, including:

         - seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations;

         - our ability to transition employees from completed projects to new engagements;

         - our ability to forecast demand for our services and thereby maintain an appropriate head count; and

         -       our ability to manage attrition.

Our profitability is also a function of our ability to control our costs and improve our efficiency. If we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

     We may have difficulty integrating or managing acquired businesses, which may harm our financial results or reputation in the marketplace.

     In recent years, we have acquired the consulting businesses or market rights from the member firms of KPMG International in Argentina, Australia, Brazil, Canada, Colombia, Costa Rica, Guatemala, Hong Kong, Ireland, Japan, Malaysia, Mexico, the Netherlands Antilles, New Zealand, Nicaragua, South Korea, Peru, Singapore, Tawain and Venezuela. Because we do not have significant acquisition experience, we may not succeed at integrating or managing acquired businesses or in managing the larger company that results from these acquisitions. The non-United States KPMG consulting practices or other entities we have acquired may not use the same operating principles or systems used by our company, making the integration more difficult. Client satisfaction or performance problems, whether as a result of integration or management difficulties or otherwise, could have an adverse impact on the reputation of our company.

     Our growth is dependent in part on our ability to make acquisitions, including the acquisitions of non-U.S. KPMG consulting practices, and we risk overpaying for acquired businesses.

     Our growth strategy is dependent in part upon our ability to provide consulting services worldwide, including our ability to develop a presence in Europe. We cannot assure you that we will reach an agreement with any of the KPMG International firms in Europe on our acquisition of their consulting businesses or that the terms and conditions of any agreements would be favorable to us. We are currently exploring other international expansion opportunities, including potential acquisitions of local KPMG consulting practices outside Europe, but we cannot assure you that we will be able to reach an agreement with any of these practices or that any agreement we do reach will be on terms favorable to us. We will also continue to evaluate from time to time, on a selective basis, other strategic acquisitions if they will help us obtain well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence. We cannot assure you that we will be successful in identifying candidates or consummating acquisitions on terms acceptable to us. In addition, there can be no assurance that financing for acquisitions will be available on terms acceptable to us, if at all. We may issue shares of our common stock as part of the purchase price for some or all of these acquisitions. Future issuances of our common stock in connection with acquisitions also may dilute our earnings per share.

     On May 8, 2002, the Company announced that it signed a Letter of Intent to acquire the Business Consulting units of member firms of Andersen Worldwide Societe Cooperative, also known as Andersen Worldwide. The Letter of Intent is an offer to acquire up to 23 independent Andersen consulting practices in Europe, the United States, Asia Pacific and Latin America at a price of up to $284 million. Additionally, up to 6.5 million shares of the Company's common stock will be issued over a three-year period to Andersen's consulting partners who join the Company. The acquisitions are subject to the execution of definitive binding agreements and satisfaction of customary closing conditions with each Business Consulting unit. In addition, the acquisition by the Company of the Business Consulting unit of Arthur Andersen LLP in the United States is subject to satisfactory resolution of potential liability issues. There can be no assurance that all of the acquisitions, or any specific number of acquisitions, will be completed. In certain instances, the business consulting practices are discussing possible transactions with other acquirers. The significance of the acquisitions to KPMG Consulting is highly dependent on the number of business consulting units that KPMG Consulting ultimately acquires, and the specific practices that are acquired. KPMG Consulting is unable to quantify at this time the likely significance of the acquisitions that ultimately will be completed.

     Our international operations create special management, foreign currency, legal, tax and economic risks which we may not adequately address.

     We believe that revenues from international operations may account for an increasingly significant amount of our revenues in the future, especially in the event that we continue to acquire non-United States consulting practices. As a result, we may increasingly become subject to a number of risks, including:

     . difficulties relating to managing our business internationally;

     . currency fluctuations;

     . restrictions against the repatriation of earnings;

     . the burdens of complying with a wide variety of foreign laws;

     . the absence in some jurisdictions of effective laws to protect our intellectual property rights; and

     . multiple and possibly overlapping tax structures.

     Other factors that can adversely affect international operations are changes in import or export duties and quotas, introduction of tariff or non-tariff barriers and economic or political changes in international markets. If any of these risks materialize, there could be a material negative effect on our company's operating results.

     We used all of our proceeds from our initial public offering that closed on February 13, 2001 to repurchase a portion of our Series A preferred stock from Cisco, to repay all of our outstanding indebtedness to KPMG LLP and to repay in part our outstanding indebtedness under our receivables purchase facility.

As a result, we will continue to depend upon internally generated resources and our credit facilities to meet our cash requirements.

Risks That Relate to the Nature of Our Business

     Our success is largely dependent on our ability to hire and retain talented people at a time when our industry is generally experiencing a shortage of skilled professionals and a high rate of employee turnover.

     Our business involves the delivery of professional services and is highly labor-intensive. Our success depends largely on our general ability to attract, develop, motivate and retain highly skilled professionals. The loss of some or a significant number of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to obtain and successfully complete important engagements and thus maintain or increase our revenues. The cumulative annual rate of turnover among our U.S.-based professional consultants was 19.5%, 23.3%, 22.6% and 11.2% for fiscal years 1999, 2000 and 2001 and the quarter ended March 31, 2002, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. Qualified consultants are in great demand, particularly in the high tech and communications and content industries, and are likely to remain a limited resource for the foreseeable future. This situation has required us to increase the compensation we pay our professionals at a rate higher than the general inflation rate. Even so, we cannot assure that we will be successful in attracting and retaining the skilled professionals we require to conduct and expand our operations successfully.

     Our ability to retain our managing directors is critical to the success of our business.

     The retention of our managing directors who previously were consulting partners of KPMG LLP is particularly important to our future success. The cumulative annual rate of turnover among our U.S.-based managing directors was 4.7%, 8.4%, 10.8% and 3.4% for fiscal years 1999, 2000 and 2001 and the quarter ended March 31, 2002, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. As a result of our change from a partnership to a corporate structure and the creation of stock option programs and other corporate employee benefits, our managing directors have accepted cash compensation that is less than the payments they received as consulting partners of KPMG LLP, and in some cases these reductions have been material. We cannot assure you that the substitution of cash compensation, equity-based incentives and other employee benefits in lieu of partnership profit distributed to consulting partners of KPMG LLP will be sufficient to retain these individuals. In addition, there is no guarantee that the non-competition agreements we have entered into with our managing directors and other senior professionals are sufficiently broad to prevent our consultants from leaving us for our competitors or that such agreements would be upheld by an arbitrator or a court if we were to seek to enforce our rights under these agreements.

     If we are not able to keep up with rapid changes in technology or maintain strong relationships with software providers, our business could suffer.

     Our market is characterized by rapidly changing technologies, such as the evolution of the Internet, frequent new product and service introductions and evolving industry standards. If we cannot keep pace with these changes, our business could suffer.

     Our success will depend, in part, on our ability to develop service offerings that keep pace with rapid and continuing changes in technology, evolving industry standards and changing client preferences. Our success will also depend on our ability to develop and implement ideas for the successful application of existing and new technologies. We may not be successful in addressing these developments on a timely basis or our ideas may not be successful in the marketplace. Also, products and technologies developed by our competitors may make our services or product offerings less competitive or obsolete.

     We generate a significant portion of our revenues from projects to implement software developed by others, including Oracle Corporation, PeopleSoft, Inc., and SAP America, Inc. Our future success in the software implementation business depends on the continuing viability of these companies and their ability to maintain market leadership. We cannot assure you that we will be able to maintain a good relationship with these companies or that they will maintain their leadership positions in the software market.

     The loss of our significant joint marketing relationships could reduce our revenues and growth prospects.

     We have significant joint marketing relationships with Cisco Systems, Inc., Oracle Corporation, PeopleSoft, Inc., Qwest Communications International, Inc. and SAP America, Inc. These relationships enable us to increase revenues by providing us additional marketing exposure, expanding our sales coverage, increasing the training of our professionals, and developing and co-branding service offerings that respond to customer demand. The loss of one or more of these relationships could adversely affect our business by decreasing our revenues and growth prospects. Mergers, acquisitions and other business combinations involving one or more of these entities could result in changes in the degree to which they will cooperate with us in joint marketing and product development. Moreover, because most of our significant joint marketing relationships are nonexclusive, if our competitors are more successful in building leading-edge products and services, these entities may form closer or preferred arrangements with other consulting organizations.

     We may lose money if we do not accurately estimate the cost of a large engagement which is conducted on a fixed-price basis.

     A significant percentage of our engagements in our public services industry group is performed on a fixed-price or fixed-time basis. During fiscal years 1999, 2000 and 2001 and the quarter ended March 31, 2002, our public services segment revenues represented 28%, 30%, 28% and 44.1%, respectively, of our company's total revenues. While we do not track the percentage of our engagements which are performed on a fixed-price or fixed-time basis, we believe that only a small percentage of our other engagements are performed on this basis. In addition, some of our engagements obligate us to provide ongoing maintenance and other supporting or ancillary services on a fixed-price basis or with limitations on our ability to increase prices. Billing for fixed-time engagements is made in accordance with the engagement terms agreed to with our client. Revenues are recognized based upon professional costs incurred as a percentage of estimated total percentage costs of the respective contract, and unbilled revenues represent revenues for services performed that have not been billed. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price or fixed-time contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable. For more information, see "Segment Information" in the Notes to Financial Statements in our Form 10-K for the fiscal year ended June 30, 2001 and in our Form 10-Qs for the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002.

     Our business will be negatively affected if growth of the use of the Internet declines.

     Our business is dependent upon continued growth of the use of the Internet by our clients, prospective clients and their customers and suppliers. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete. Capacity constraints caused by growth in Internet usage may, unless resolved, impede further growth in Internet use. If the number of Internet users does not increase and commerce over the Internet does not become more accepted and widespread, demand for our consulting services may decrease and, as a result, our revenues could decline. The factors that may affect Internet usage or electronic commerce adoption include:

     . actual or perceived lack of security and privacy of information;

     . lack of access or ease of use;

     . congestion of traffic or other usage delays on the Internet;

     . inconsistent quality of service or lack of availability of cost-effective high speed service;

     . increases in access costs to the Internet;

     . excessive governmental regulation;

     . uncertainty regarding intellectual property ownership;

     . reluctance to adopt new business methods;

     . costs associated with the obsolescence of existing infrastructure; and

     . impact of any taxes which may be imposed on transactions using the Internet.

     Our business may be harmed by existing or increased United States and foreign government regulation of the Internet.

     In the United States and abroad, governments have passed legislation relating to the Internet. Because these laws are still being implemented, we are not certain how our business will be impacted by them. We may be indirectly affected by this legislation to the extent it impacts our clients and potential clients. In addition, United States and foreign governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the Internet. We cannot predict if or how any future legislation would impact our business.

     The Internet and systems integration consulting markets are highly competitive and we may not be able to compete effectively.

     The Internet and systems integration consulting markets in which we operate include a large number of participants and are highly competitive. Based on revenues and the number of consultants we have, we are smaller than some of our competitors. In particular, these larger competitors may have the ability to deploy a large number of professionals more quickly in response to an urgent client need, thereby giving them a competitive advantage over us. Our primary competitors come from a variety of market segments, including other information technology service providers, large accounting, consulting and other professional service firms, packaged software vendors and service groups of computer equipment companies.

     Our marketplace is experiencing rapid changes in its competitive landscape. For instance, one of the "Big 5" accounting and consulting firms sold its consulting business, the former consulting practice of a "Big 5" accounting firm has become a public company and others have indicated plans or proposals to sell their consulting businesses or to seek capital in the public markets. These changes in our marketplace may create potentially larger and better capitalized competitors with enhanced abilities to attract and retain their professionals. We also compete with our clients' internal resources, particularly where these resources represent a fixed cost to the client. The competitive nature of our industry may impose additional pricing pressures on us.

     Our ability to compete also depends in part on several factors beyond our control, including the ability of our competitors to hire, retain and motivate skilled professionals, the price at which others offer comparable services and our competitors' responsiveness. There is a significant risk that this severe competition will adversely affect our financial results in the future.

     We currently have only a limited ability to protect our important intellectual property rights.

     We do not have any patents in the United States or any other jurisdiction to protect our products or methods of doing business. Existing laws in the United States offer limited protection for our business, and the laws of some countries in which we provide services may not protect our intellectual property rights even to the same limited extent as the laws of the United States. The provisions in our agreements with clients which protect us against the unauthorized use, transfer and disclosure of our intellectual property and proprietary information may not be enforceable under the laws of some jurisdictions. In addition, we are sometimes required to negotiate limits on these provisions in our contracts.

     Our business includes the development of customized software modules in connection with specific client engagements, particularly in our systems integration business. We frequently assign to clients the copyright and other intellectual property rights in some aspects of the software and documentation developed for these clients. Although our contracts with our clients may provide that we also retain rights to our intellectual property, it is possible that clients will assert rights to, and seek to limit our use of, this intellectual property.

     There can be no assurance that the steps we take will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

     Our services may infringe upon the intellectual property rights of others.

     We cannot be sure that our services do not infringe on the intellectual property rights of others, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services. In our contracts, we agree to indemnify our clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming, may injure our reputation, may result in costly delays or may require us to enter into royalty or licensing arrangements.

     We may face legal liabilities and damage to our professional reputation from claims made against our work.

     Many of our engagements involve projects that are critical to the operations of our clients' businesses. If we fail to meet our contractual obligations, we could be subject to legal liability, which could adversely affect our business, operating results and financial condition. The provisions we typically include in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions. We have experienced liability claims in the past that have resulted in litigation expenses and payments for settlements. It is likely, because of the nature of our business, that we will be sued in the future. Moreover, as a consulting firm, we depend to a large extent on our relationships with our clients and our reputation for high caliber professional services and integrity to retain and attract clients and employees. As a result, claims made against our work may be more damaging in our industry than in other businesses.

Risks That Relate to Our Relationship with KPMG LLP and its Related Entities

     The agreements relating to our separation from KPMG LLP were not negotiated on an arm's-length basis, and there is no assurance that these agreements are on terms comparable to those that could have been obtained from unaffiliated third parties.

     As part of our separation from KPMG LLP, we entered into a separation agreement which governed the transfer of the assets and liabilities relating to our business and contained indemnification provisions between us and KPMG LLP. We have also entered into a non-competition agreement with KPMG LLP that specifies which services will be offered by us and which by KPMG LLP. These agreements were not the result of arm's-length negotiations, and therefore we cannot assure you that their terms are comparable to the terms we could have obtained from unaffiliated third parties.

     Under our transition services agreement, KPMG LLP will provide us with basic administrative, clerical and processing services in areas such as accounting support, technology support, human resources, employee benefits and office space support. The fees we pay for many of these services are based on the total costs of providing these services on a centralized basis to both our company and KPMG LLP. We will be assessed an allocated portion of these costs based on the relative headcount, usage and other factors of our company and KPMG LLP. However, because these agreements were negotiated in the context of a "parent-subsidiary" relationship and were not the result of arm's-length negotiations, we may pay more or less for such services and receive better or worse service than if we had purchased such services from third party providers.

For information, see further "Transactions with Related Parties - KPMG LLP" in the Notes to Financial Statements in our Form 10-K for the fiscal year ended June 30, 2001.

     The termination of services provided under the transition services agreement could involve significant expense which would adversely affect our financial results.

     The services offered under the transition services agreement generally expire on February 13, 2004. Use of the information technology and related processing systems will expire on February 13, 2005. It is the intent of the parties that, during the term of the agreement, our company will wind down its receipt of services from KPMG LLP and will develop our own internal infrastructure and support capabilities or seek third party providers of such services.

     To the extent that the amount we pay KPMG LLP for any particular services under the transition services agreement is less than the fee we would be charged by a third party in an arm's-length transaction, the expiration or termination of the transition services agreement could result in an additional expense which would adversely affect our financial results.

     In addition, as we terminate or wind down the receipt of services from KPMG LLP, we will be obligated to pay to KPMG LLP any "termination costs" incurred as a result of KPMG LLP having made investments in systems, personnel or other assets assuming our company would remain a part of KPMG LLP. Termination costs include those costs incurred or to be incurred by KPMG LLP from the termination or winding down of a service as a result of KPMG LLP's investment in and development of shared infrastructure and national support capabilities, such as unneeded personnel, unnecessary software licensing arrangements, investments in technology and any related costs of termination. For more detailed information on the transition services agreement and the calculation of termination costs, see "Transactions with Related Parties - KPMG LLP" in the Notes to Financial Statements in our Form 10-K for the fiscal year ended June 30, 2001 and "Liquidity and Capital Resources" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-Q for the quarter ended March 31, 2002.

     The member firms of KPMG International have the right to conduct business under the name "KPMG Consulting," which may cause confusion among clients and investors.

     On February 13, 2001, we entered into a limited license agreement with KPMG International. The agreement granted us the right to use the KPMG name for a period of up to four years after February 13, 2001. However, because the grant of the name is not exclusive to our company, member firms of KPMG International will also have the right to market consulting services under the name "KPMG Consulting" in countries where we have not acquired the consulting practice of the member firm. Consequently, the KPMG International member firms in Europe and Asia, excluding those member firms who have sold us their consulting businesses, may conduct business in their countries under the same name as our company. KPMG International will use its best efforts to cause these member firms to distinguish themselves from our company. Nonetheless, there is a potential for clients, investors and analysts to confuse our company with these other businesses. Adverse publicity regarding another "KPMG Consulting" firm may damage our reputation as well as negatively affect our revenues or our efforts to expand our revenues.

     We have agreed not to compete with member firms of KPMG International in territories where we have not acquired the consulting practice of the member firm, which may limit our ability to develop a global company.

     In the limited license agreement with KPMG International relating to our right to use the KPMG name, we have agreed not to compete with a member firm of KPMG International outside of our "operating territories," which is defined to mean the territories of member firms whose consulting practices we have acquired. In addition, we have agreed not to solicit or hire any partner or employee of a member firm without the consent of the firm. These restrictions will apply until the later of (i) December 31, 2001 or (ii) six months after we have notified KPMG International that we will terminate the limited license agreement, but in no case later than February 13, 2005. The agreement provides that if we are providing consulting services and products on a project primarily based in our operating territories, we will be permitted to engage any person, firm or entity that is not a member firm of KPMG International to deliver consulting services and products for the portion of the services or products to be provided on the project outside of our operating territories. The effect of these restrictions may be to limit our ability during the non-competition period to expand our physical presence in Europe and Asia, other than in those countries where we have purchased the consulting business of a KPMG International member firm, unless we obtain the consent of the local KPMG International member firm. This, in turn, may adversely affect our ability to compete against global consulting firms.

     The termination of the use of the KPMG name by our company may cause us to lose brand and market recognition.

     Our agreement with KPMG International regarding the use of the KPMG name requires us to change our name within four years after February 13, 2001. Changing our name will require us to establish a new brand identity, and we cannot assure that we will be able to do so successfully. This could adversely affect our operations by limiting our ability to gain new contracts and by increasing our marketing costs to establish our branding and name recognition.

     The non-competition agreement with KPMG LLP prohibits us from providing certain services and may limit our ability to effectively move into certain new services in the future.

     Our non-competition agreement with KPMG LLP prohibits us from offering tax or assurance services, including attestation and verification services, and defined consulting services which were historically and will continue to be provided by KPMG LLP's tax and assurance practices. This prohibition may limit our ability to serve our clients.

     In the event that both we and KPMG LLP desire to provide a new type of service or in the event we cannot agree with KPMG LLP as to who has the right to provide an existing service, the non-competition agreement provides a framework for resolving such disputes. However, if this process fails to resolve any such dispute in a timely and efficient manner, we may lose the opportunity to enter into a new market or pursue sales leads on a timely basis. In addition, ongoing disputes with KPMG LLP as to who can provide a type of existing or new service may result in both us and KPMG LLP bidding on similar work which, in turn, may damage our reputation in the marketplace.

     We cannot assure you that KPMG LLP will not provide systems integration consulting services after the expiration of the non-competition agreement.

     During the five-year term of the non-competition agreement, KPMG LLP will be prohibited from offering systems integration consulting services, which is the consulting business transferred by KPMG LLP to our company. KPMG LLP informed us prior to our initial public offering that it had made no determination as to whether it will provide any systems integration consulting services following the expiration of the five-year period. KPMG LLP has no obligation to inform us of its intentions, and it is possible that KPMG LLP may provide systems integration consulting services after the expiration of this agreement.

     We cannot assure you that our separation from KPMG LLP will not have an adverse effect on some of our client relationships.

     A portion of our clients are also audit clients of KPMG LLP. Of our top 150 clients, as measured by revenues in fiscal year 2000, 28 clients, or 19%, were also audit clients of KPMG LLP. These 28 clients represented approximately 21% of fiscal year 2000 revenues we received from our top 150 clients. During fiscal year 2000, we added approximately 745 new clients. Of this total, 99 clients, or 13%, were also audit clients of KPMG LLP. While we do not believe that audit clients have generally hired us because we were part of KPMG LLP, we cannot assure you that our separation from KPMG LLP and the complete divestiture by KPMG LLP of its holdings of our common stock will not adversely affect these clients' relationships or our ability to obtain new engagements.

Risks that Relate to Our Relationship with Cisco

     Our alliance agreement with Cisco may require us to make investments in personnel and equipment even if we do not generate sufficient corresponding revenues for us, which may decrease our net income.

     Under our alliance agreement with Cisco, we have agreed to increase the number of consultants trained to perform certain tasks by certain dates. To meet these goals, we will need to hire new personnel and invest in training new and existing personnel. In addition, we have committed to building six solution centers which provide clients advanced technology equipment to develop, demonstrate and provide training on our service offerings using Cisco hardware. The alliance agreement with Cisco requires us to meet these training and solution center development schedules even in the event that the results of our operations do not justify such activities. If the anticipated benefits of our alliance with Cisco do not materialize, or fail to materialize in the time frame we anticipate, and we nonetheless have to hire additional consultants or make additional investments in Cisco-related equipment, it could adversely affect our profitability.

     Our alliance agreement with Cisco does not prevent Cisco from entering into similar agreements with our competitors, and any agreements with competitors might diminish the effectiveness of our relationship with Cisco without reducing our obligations under the alliance agreement.

     As a part of our alliance agreement with Cisco, we have agreed to make investments in personnel, training and equipment and to limitations on our ability to jointly market with Lucent Technologies Inc., Nortel Networks Corporation, Alcatel S.A. or Juniper Networks. These obligations and restrictions will remain in place even if Cisco enters into a similar arrangement with one of our competitors. We believe, based on published reports, that Cisco has entered into joint marketing agreements with certain of our competitors, including Cap Gemini Ernst & Young and PriceWaterhouseCoopers LLP. To the extent that either of these arrangements or any future arrangements entered into by Cisco and our other competitors are similar in nature and scope to our agreement, the effectiveness of our joint marketing efforts may be negatively impacted and our relationship with Cisco may generate lower revenues than we anticipate, which could adversely affect our profitability.